                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )(1)



                                  Saucony, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Class A Common Stock, $.33 1/3 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    448632109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           PooRoo LLC, 29 Orne Street
                       Marblehead, MA 01945 (978) 532-9000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

             Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

----------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         PooRoo LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO (gift of securities)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                382,472
      NUMBER OF        ---------------------------------------------------------
        SHARES         8.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH          ---------------------------------------------------------
      REPORTING        9.       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   382,472
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         382,472
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO (limited liability company)
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         PooRoo,Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO (gift of securities)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                382,472
      NUMBER OF        ---------------------------------------------------------
        SHARES         8.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
         EACH          ---------------------------------------------------------
      REPORTING        9.       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   382,472
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         382,472
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         John H. Fisher
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO (gift of securities)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                307,129
      NUMBER OF        ---------------------------------------------------------
        SHARES         8.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 293,161
         EACH          ---------------------------------------------------------
      REPORTING        9.       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   307,129
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                293,161
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,290
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ X ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 5 of 9 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles A. Gottesman and Merrill F. Gottesman
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                   (b)  [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO (gift of securities)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                       7.       SOLE VOTING POWER

                                315,014
      NUMBER OF        ---------------------------------------------------------
        SHARES         8.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 285,276
         EACH          ---------------------------------------------------------
      REPORTING        9.       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   315,014
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER

                                285,276
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,290
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ X ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO (limited liability company)
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 6 of 9 Pages
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

        This Schedule 13D relates to shares of Class A Common Stock, $0.33-1/3 par value per share ("Common Stock"), of Saucony, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 13 Centennial Drive, Peabody, Massachusetts 01960.

ITEM 2.           IDENTITY AND BACKGROUND

        This statement is filed by PooRoo LLC, a Delaware limited liability company, PooRoo, Inc., a Massachusetts S corporation and managing member of PooRoo LLC, John H. Fisher, Charles A. Gottesman and Merrill F. Gottesman. The principal executive offices of PooRoo LLC and PooRoo, Inc. are located at 29 Orne Street, Marblehead, Massachusetts 01945. PooRoo LLC and PooRoo, Inc. were recently formed for the sole purpose of acquiring the Shares (as defined below). John H. Fisher is President and Director of PooRoo, Inc., and has a 50% membership interest in PooRoo LLC. Merrill F. Gottesman is Treasurer, Clerk and Director of PooRoo, Inc., and has a 50% membership interest in PooRoo LLC. John
H. Fisher is Merrill F. Gottesman's brother. Charles A. Gottesman and Merrill F. Gottesman are married.

        During the last five years, none of PooRoo LLC, PooRoo, Inc., John H. Fisher, Charles A. Gottesman or Merrill F. Gottesman has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 26, 1999, Phyllis H. Fisher made a bona fide gift of 382,472 shares (the "Shares") of Common Stock to PooRoo LLC, the managing member of which is PooRoo, Inc. John H. Fisher is President and Director of PooRoo, Inc., and has a 50% membership interest in PooRoo LLC. Merrill F. Gottesman is Treasurer, Clerk and Director of PooRoo, Inc., and has a 50% membership interest in PooRoo LLC. John H. Fisher is Merrill F. Gottesman's brother. Charles A. Gottesman and Merrill F. Gottesman are married. John H. Fisher and Merrill F. Gottesman are children of Phyllis H. Fisher.

ITEM 4.           PURPOSE OF TRANSACTION

        Phyllis H. Fisher distributed the Shares in connection with her personal estate planning.

        The distribution of the Shares does not signify any change in the management of the Company. None of PooRoo LLC, PooRoo, Inc., John H. Fisher, Charles A. Gottesman or Merrill F. Gottesman presently has under consideration any plans or proposals with respect to the Company which relate to or might result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) the sale or transfer of a material amount of the Company's assets, (iii) any change in the Company's present Board of Directors or management, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter or by-laws or other actions which, if control were to become obtainable through the purchase of shares of Common Stock, may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association,
(viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any similar action.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        PooRoo LLC is the direct owner of 382,472 shares of Common Stock. PooRoo, Inc. is the managing member of PooRoo LLC and as a result is deemed to have an indirect interest in and the power to direct the vote and disposition of the 382,472 shares held by PooRoo LLC.

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 7 of 9 Pages
--------------------------------------------------------------------------------

        John H. Fisher is the direct owner of 307,129 shares for which he exercises sole investment and voting power. Of the remaining 293,161 shares, 191,236 shares are held by PooRoo LLC of which each of Mr. Fisher and his sister, Merrill F. Gottesman, has a 50% membership interest and shares investment and voting power; 83,410 shares are held in trust for the benefit of Mr. Fisher for which Mr. Fisher and Merrill F. Gottesman are trustees and share investment and voting power; 1,333 shares are held by Mr. Fisher's daughter for which Mr. Fisher exercises sole investment and voting power; and 10,800 shares are held in a generation skipping trust for which Mr. Fisher exercises sole voting and investment power. The number of shares beneficially owned by Mr. Fisher does not include (i) 191,236 shares held by PooRoo LLC of which each of Mr. Fisher and Merrill F. Gottesman has a 50% membership interest and shares investment and voting power and as to which Mr. Fisher disclaims beneficial ownership, and (ii) 83,410 shares held in trust for the benefit of Merrill F. Gottesman for which Mr. Fisher and Merrill F. Gottesman are trustees and share investment and voting power and as to which Mr. Fisher disclaims beneficial ownership.

        Charles A. Gottesman is the direct owner of 97,481 shares for which he exercises sole investment and voting power. Merrill F. Gottesman is the direct owner of 217,533 shares for which she exercises sole investment and voting power. Of the remaining 285,276 shares, 191,236 shares are held by PooRoo LLC of which each of Mrs. Gottesman and her brother, John H. Fisher, has a 50% membership interest and shares investment and voting power; 83,410 shares are held in trust for the benefit of Mrs. Gottesman for which Mrs. Gottesman and John H. Fisher are trustees and share investment and voting power; 2,666 shares are held by Mr. and Mrs. Gottesman's daughters for which Mr. and Mrs. Gottesman exercise shared investment and voting power; and 7,964 shares are held in trust for the benefit of Mr. and Mrs. Gottesman's daughters for which Merrill F. Gottesman is the trustee and exercises sole investment and voting power. The number of shares beneficially owned by Mr. and Mrs. Gottesman does not include
(i) 191,236 shares held by PooRoo LLC of which each of Mrs. Gottesman and John
H. Fisher has a 50% membership interest and shares investment and voting power and as to which Mrs. Gottesman disclaims beneficial ownership, and (ii) 83,410 shares held in trust for the benefit of John H. Fisher for which Mrs. Gottesman and John H. Fisher are trustees and share investment and voting power and as to which Mrs. Gottesman disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 -- Agreement as to Joint Filing of Schedule 13D.

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 8 of 9 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                       POOROO LLC

                                       By:     PooRoo, Inc.
                                               Managing Member


March 2, 1999                          By: /s/ John H. Fisher
                                           -------------------------------------
                                               John H. Fisher
                                               President


                                       POOROO, INC.


March 2, 1999                          By: /s/ John H. Fisher
                                           -------------------------------------
                                               John H. Fisher
                                               President


March 2, 1999                           /s/ John H. Fisher
                                       -----------------------------------------
                                       John H. Fisher


March 2, 1999                           /s/ Charles A. Gottesman
                                       ---------------------------------------
                                       Charles A. Gottesman


March 2, 1999                           /s/ Merrill F. Gottesman
                                       ----------------------------------------
                                       Merrill F. Gottesman

-------------------------                              -------------------------
  CUSIP No. 448632109                 13D               Page 9 of 9 Pages
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                                  EXHIBIT INDEX


EXHIBIT                             DESCRIPTION
-------                             -----------

     1                     Agreement as to Joint Filing of Schedule 13D.